Exhibit 2.3

Description of Securities

The following description of Medigus Ltd.’s (the “Company”) share capital, provisions of its amended and restated articles of association as may be amended and restated from time to time, and Israeli law are summaries and do not purport to be complete, and is qualified in its entirety by reference to, the provisions of our amended and restated articles of association (the “Articles”) as well as the Israeli law and any other documents referenced in the summary and from which the summary is derived. For a description of the American Depositary Shares (“ADSs”), see “Item 12. Description of Securities Other Than Equity Securities – D. American Depositary Shares.”

Name of exchange on which registered

Our ordinary shares traded on the Tel Aviv Stock Exchange Ltd. (“TASE”) under the symbol “MDGS” since February 2006 and until January 25, 2021 when we voluntarily delisted our ordinary shares from TASE.

Our ADSs are listed on Nasdaq Capital Market (“Nasdaq”) under the symbol “MDGS” with one ADS representing 15 ordinary shares. Our ADSs commenced trading on Nasdaq under the symbol “MDGS” on August 2015. Each ADS represents 15 ordinary shares.

Our Series C Warrants have been trading on Nasdaq under the symbol “MDGSW” since July 2018. Each Series C Warrant is exercisable into one/fifteen (1/15) ADS at an exercise price of $52.50 , and will expire five years from the date of issuance.

Registration number and purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-286697-1. Our purpose as set forth in our Articles is to carry on any business, and do any act, which is not prohibited by law

Transfer of shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles or the laws of the State of Israel, except for ownership by nationals of certain countries that are, or have been, in a state of war with Israel.

Liability to further capital calls

Our board of directors may make, from time to time, such calls as it may deem fit upon shareholders with respect to any sum unpaid with respect to shares held by such shareholders which is not payable at a fixed time. Such shareholder has to pay the amount of every call so made upon him or her.

Election of directors

Under our Articles, our board of directors must consist of at least three and not more than six directors, including two external directors appointed as required under the Companies Law. According to our Articles, which were approved at our annual meeting on June 17, 2022, our board is divided into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors shall be for a term of office that expires on the third annual general meeting following such election or re-election, Directors holds office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law upon the occurrence of certain events or unless removed from office by a vote of the holders of at least 65% of the total voting power of our shareholders at a general meeting of our shareholders in accordance with our Articles.

In addition, the board of directors (and, if so determined by the board of directors, the general meeting) may at any time and from time to time appoint any person as a director to fill a vacancy (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum number of six directors. In the event of one or more such vacancies in the board of directors, the continuing directors may continue to act in every matter, provided, however, that if the number of directors serving is less than three, than our board of directors may only act in an emergency or to fill the office of a director which has become vacant up to three directors, or for the purpose of convening a general meeting of the Company’s shareholders for the purpose of electing directors to fill any or all vacancies. The office of a director that was appointed by the board of directors to fill any vacancy shall only be for the remaining period of time during which the director whose service has ended was filled would have held office, or in case of a vacancy due to the number of directors serving being less than six, the board of directors shall determine at the time of appointment the class to which the additional director shall be assigned. For further information on the election and removal of directors see “Item 6. Directors, Senior Management and Employees—C. Board Practices” in our Annual Report on Form 20-F for the year ended December 31, 2022.

Dividend and liquidation rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s Articles provide otherwise. Our Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited consolidated financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of certain countries that are, or have been, in a state of war with Israel.

Shareholder meetings

Under the Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our Articles as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under the Companies Law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our Articles;

●	appointment or termination of our auditors;

●	Appointment and dismissal of external directors (if applicable);

●	approval of certain related party transactions;

●	director compensation and compensation of the principal executive officer (subject to certain exceptions);

●	increases or reductions of our authorized share capital;

●	mergers; and

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors.

Voting rights

Voting rights

All our ordinary shares have identical voting and other rights in all respects.

Quorum requirements

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders, present in person or by proxy, holding at least thirty-three and one-third percent (33 1/3%) of the voting rights of the Company, within half an hour from the appointed time, provided, however, that if (i) such general meeting was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such General Meeting the Company is qualified to use the forms of a “foreign private issuer” under US securities laws, then the requisite quorum shall be shareholders present in person or by proxy and holding Shares conferring in the aggregate at least ten percent (10%) of the voting power of the Company. A meeting adjourned for lack of a quorum will be adjourned to the same day of the following week at the same time and place, or to such other day, time or place (i) if such is stated in the notice of the meeting or (ii) as the chairperson of the general meeting shall determine. At the reconvened meeting, if a quorum is not present within a half an hour, any number of shareholders present in person or by proxy will constitute a lawful quorum.

Vote requirements

Our Articles provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiduciary duties and approval of specified related party transactions and compensation under Israeli law—Disclosure of personal interests of a controlling shareholder and approval of transactions” in our Annual Report on Form 20-F. Certain transactions with respect to remuneration of our office holders and directors require further approvals described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiduciary duties and approval of specified related party transactions and compensation under Israeli law—Approval of compensation of directors and executive officers” in our Annual Report on Form 20-F. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of the majority of the shareholders voting their shares, other than abstainees, holding at least 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution. Under our amended and restated articles of association, the removal of an acting director by a vote of the Company’s shareholders requires at least 65% of the voting power of the Company. In addition, certain provisions of our amended and restated articles may be amended by a majority resolution adopted by the general meeting of the Company’s shareholders, provided that such amendment was approved prior to the general meeting by at least 75% of the Company’s board of directors then in office and entitled to vote thereon.

Access to corporate records

Under the Companies Law, shareholders are provided access to minutes of our general meetings, our shareholders register and principal shareholders register, our Articles, our financial statements and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny these requests if we believe they have not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of class rights

Under the Companies Law and our Articles, the rights attached to any class of shares, such as voting, liquidation and dividend rights, may be modified or cancelled by the Company by a resolution of the general meeting of the holders of all shares as one class, without any required separate resolution of any class of shares.

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If a tender offer is not accepted in accordance with the requirements set forth above, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special tender offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Alternatively, such an acquisition may be approved pursuant to a private placement approved by the company’s shareholders with the purpose of approving the acquisition of 25% or more, or 45% or more of the company’s voting rights. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each member of the board of directors has in the offer or stems therefrom.

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholder, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including relatives and entities under such person’s control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares voted on the proposed merger at a shareholders meeting. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiduciary duties and approval of specified related party transactions and compensation under Israeli law—Disclosure of personal interests of a controlling shareholder and approval of transactions” in our Annual Report on Form 20-F for the year ended December 31, 2022).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value to the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Borrowing powers

Pursuant to the Companies Law and our Articles, our board of directors may exercise all powers and take all actions that are not required under law or under our Articles to be exercised or taken by a certain organ of the Company, including the power to borrow money for company purposes.

Changes in capital

Our Articles enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly adopted by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Transfer agent and registrar

Our transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A.

Series C Warrants

In an underwritten public offering that closed on July 23, 2018, we issued, 2,837,674 units, at a price of $3.50 per unit. Each unit consists of (i) one ADS, and (ii) one Series C Warrant to purchase one ADS. The ADSs and the accompanying Series C warrants included in the units were purchased together in the public offering, but were issued separately and were immediately separable upon issuance. On November 14, 2022, following a ratio change of 1:15 between our ADSs and Ordinary Shares, the Series C Warrants were adjusted such that Each Series C Warrant is exercisable into one/fifteen (1/15) ADS for an exercise price of $52.50.

Warrant Agreement

Our warrants were issued in registered form pursuant to the Warrant Agent Agreement dated July 23, 2018, by and between the Company and Computershare, Inc., as warrant agent (the “Warrant Agreement”). You should review a copy of the Warrant Agreement and the form of warrant included therein, as publicly disclosed, for a complete description of the terms and conditions of the warrants and the Warrant Agreement.

Duration and Exercise Price Adjustments

The warrants will expire at 5:00 p.m., New York City time on July 23, 2023. The exercise price and number of ordinary shares or ADSs (or ADS equivalents) issuable upon exercise is subject to appropriate adjustments in the event of stock dividends, stock splits, reorganizations or other events affecting our ordinary shares or ADSs and the exercise price.

Exercisability

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by paying in full, in lawful money of the United States by wire transfer to the warrant agent, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of a shareholder of the Company and any voting rights until they exercise their warrants and receive ADSs (or ADS equivalents).

Cashless Exercise

If, at the time a holder exercises its warrants, a registration statement registering the issuance of the ADSs underlying the warrants under the Securities Act is not then effective or available for the issuance of such ADSs, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ADSs determined according to a formula set forth in the warrants.

Fractional Shares

No fractional shares or ADSs will be issued upon exercise of the warrants. As to any fraction of an ADS which a holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole ADS.

Transferability

Subject to applicable laws, each warrant may be transferred at the option of the holder upon surrender of the warrant to the Company or its designated agent together with a written assignment substantially in the form attached to the warrant as an exhibit.

Warrant Agent

The warrant agent for our warrants is Computershare, Inc. Its address is 250 Royall Street, Canton, MA 02021, Attention: Client Services.

Exchange Listing

Our warrants are listed on Nasdaq under the symbol “MDGSW.”